Exhibit 99.3
Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-145300, 333-148048 and 333-159047 on Form S-8 of our reports dated February 11, 2015 relating to the consolidated financial statements of Yamana Gold Inc. (“Yamana”) and the effectiveness of Yamana's internal control over financial reporting appearing in this Current Report on Form 6-K of Yamana for the year ended December 31, 2014 furnished to the Securities and Exchange Commission on February 17, 2015.

/s/ Deloitte LLP
Chartered Accountants
Vancouver, Canada
February 17, 2015